HARMONY TURBINES INC.

FINANCIAL STATEMENTS
For The Period Ending December 31, 2020

TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

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ACCOUNTING | BOOKKEEPING | TAX | DUE DILIGENCE

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Board of Harmony Turbines Inc.:

We have reviewed the accompanying financial statements of **Harmony Turbines Inc.** which comprise the balance sheet as of December 31, 2020 and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

haroon imtiaz, CPA

HAROON IMTIAZ (Lic # 130745)

Princeton, NJ
March 09, 2021


HARMONY TURBINES INC.
BALANCE SHEET
As of December 31, 2020


	December 31, 2020
	$
ASSETS	
Current assets	
Cash and cash equivalents	46,373
Inventory	3,936
Total current assets	**50,309**
Non-current assets	
Long term assets	
Deposits paid	885
Total non-current assets	**885**
TOTAL ASSETS	**51,194**
LIABILITIES AND SHARE HOLDERS' EQUITY	
Shareholders' Equity	
Owner's Contributions / Distributions	1,369
Net Income/(Loss)	(46,941)
WeFunder investments	96,766
Total shareholder's equity	**51,194**
TOTAL LIABILITIES AND SHARE HOLDERS' EQUITY	**51,194**

HARMONY TURBINES INC.
STATEMENT OF INCOME
For the year ended December 31, 2020.

	Dec 31, 2020 $
Revenue	
Revenue	-
Total Revenue	-
Operating expenses	
Marketing & Advertising	9,092
Contract Labor	1,887
Office expenses	94
Rent	1,042
Office Supplies & Software	26,963
Legal & Professional Fees	7,654
Meals & Entertainment	194
Bank Service Charges	15
Earnings before interest and taxes	**46,941**
Other Income	-
Taxes	(-)
Net Income	**(46,941)**


HARMONY TURBINES INC.
STATEMENT OF OWNERS'S EQUITY
For the year ended December 31, 2020.


	Opening balance Equity	Yearly changes	Total
	$	$	$
Balance December 31, 2019	-	-	-
Net owner's contributions / distributions	-	1,369	1,369
WeFunder investments	-	96,766	96,766
Net (loss) for the period ending December 31, 2020	-	(46,941)	(46,941)
Balance December 31, 2020	-	**51,194**	**51,194**


HARMONY TURBINES INC.
STATEMENT OF CASH FLOWS
For Year Ended December 31, 2020


		2020 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (Loss)	$	**(46,941)**
Depreciation and amortization		-
Changes in assets and liabilities, net purchase accounting impact		
Increase in Inventory		(3,936)
Net cash provided / (used) by operations		**(50,877)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposit Paid		(885)
Net cash provided by / (used in) investing activities		**(51,762)**
FINANCING ACTIVITIES		
WeFunder Investments		96,766
Net owner's contributions/distributions		1,369
Net Cash Provided by Financing activities		**98,135**
Net cash change for the period		**46,373**
Cash beginning of period		-
Cash & Cash equivalent at end of period	$	**46,373**

HARMONY TURBINES INC.
NOTES TO FINANCIAL STATEMENTS
For the year December 31, 2020

Note 1 - Nature of Activities

Harmony Turbines Inc Company is a company registered in the State of Pennsylvania as a Corporation founded in 08-11-2020 having entity no.7105961. Harmony Turbines Inc is creating small scale Vertical Axis Wind Turbine products and solutions for home and small business use. Company is focusing production on units sized 10kW or less but would license to organizations looking to make larger units for industrial purposes. Company's patented intellectual property encompasses both its proprietary turbine blade and generator designs. Both unique production lines are being developed and manufactured by Harmony Turbines.

Harmony Turbines is working on creating the first small scale Vertical Axis Wind Turbines that finally make sense for the average homeowner. They're beautiful, low maintenance, safe and efficient. Our goal is simple: Make our turbines as affordable as possible with a great return on investment. We all know the world needs a big shift toward decentralized power generation, we're just trying to do our one small part to contribute toward that larger goal.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis. As a result, the Company records revenue when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Property and Depreciation

Property and Equipment is stated at cost. Accounting principles generally accepted in the United States of America require that property and equipment be depreciated using the straight-line method. Depreciation in these financial statements reflects accelerated depreciation methods used for the tax return. The effects of these departures from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows have not been determined. Expenditures for normal repairs and maintenance are charged to operations as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company, with the consent of its stockholders, elected under the United States Internal Revenue Code, to be treated as a Subchapter "C" Corporation for federal and state income tax purposes.

Accounts Receivable

Accounts receivable are based on amounts billed to customers. The Company uses the allowance method for any uncollectible accounts receivable.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at year end consist of the following:

Checking and money market accounts:

	December 31, 2020
Cash	46,373
Total	**46,373**

NOTE 4 – CONCENTRATIONS OF CREDIT AND MARKET RISK

The Company maintains substantially all of their cash balances in deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 5 - FAIR VALUE MEASUREMENT

Fair values of assets measured on recurring basis at December 31, 2020 are as follows:

	FMV	Quoted Prices in Active markets for identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 2)
Cash	$ 46,373	NONE	NONE	NONE

NOTE 6. COVID 19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 09, 2021, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.